Exhibit 99.1

QIWI and Beeline Russia Expand Partnership

MOSCOW, RUSSIA - June 3th, 2015 - QIWI plc (NASDAQ: QIWI; MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment services in Russia and CIS and OJSC VimpelCom (owner of Beeline brand), announced today a further expansion and a new stage of their cooperation aimed at broadening Visa QIWI Wallet capabilities for Beeline Russia customers.

From now on, Beeline Russia customers are able to make purchases in the major online shops, pay their taxes and fines and make payments to a wide range of merchants on better and more convenient terms with Visa QIWI Wallet. The commission rates for some categories will equal 0%. Moreover, Beeline customers will not need to top up their Visa QIWI Wallets separately as with this partnership in place they will have the opportunity to use their mobile phone account as the source of funds.

Beeline customers who already use Visa QIWI Wallet will not have to install a separate application. The e-wallet interface will automatically change the color theme to the recognizable black and yellow style at the qiwi.com website as well as on the main mobile platforms.

‘Cooperation with QIWI will provide all Beeline’s customers with a broad range of new opportunities as Visa QIWI Wallet is accepted by most of the popular merchants. We expect that this service is going to mark a new era of mobile financial services and that its launch will increase the number of those who use modern payment technologies.’ - said Anastasia Orkina, Executive Vice-President for Marketing at OJSC VimpelCom.

‘QIWI is developing the cutting-edge technology that offers new ways to pay for goods and services worldwide,’ stated Anna Stoklitskaya, Managing Director of QIWI Group. ‘Today, as our technologies combine with the unique expertise of one of the Russia’s largest telecommunication services providers, we are offering a new generation of e-payment tools. I strongly believe that QIWI customers are going to appreciate the user-friendly interface of the product that we launch jointly with Beeline as well as the benefit they are going to have as a result of reduced fees in a number of categories.’

Visa QIWI Wallet may be topped-up with e-money, using a bank card, via money transfer or with cash through any of the QIWI kiosks and terminals located throughout Russia.

QIWI Group and Beeline Russia continue to cooperate in different areas combining the expertise of one of Russia’s largest telecommunication services providers and one of the leaders in online payments market.

About QIWI plc.

QIWI plc. is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 17.3 million virtual wallets, over 177,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. Consumers of QIWI plc. can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

About OJSC VimpelCom

OJSC VimpelCom is a member of the VimpelCom Ltd. (“VimpelCom Group”). The VimpelCom Group is a leading global provider of  telecommunications services and is headquartered in Amsterdam. The VimpelCom Group provides voice and data services through a range of traditional and broadband mobile and fixed technologies. The Group operates in Italy and emerging markets, which include companies operating in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh and Pakistan. The operations of these companies cover a territory with a total population of approximately 740 million people as of March 31, 2015. VimpelCom provides services under the “Beeline,” “Kyivstar,” “banglalink,” “Mobilink,” “Djezzy,” “WIND” and “Infostrada” brands. As of March 31, 2015, VimpelCom had 218 million mobile customers. VimpelCom’s ADSs are listed on the NASDAQ Global Stock Market under the symbol “VIP.” For more information visit: http://www.vimpelcom.com.

Contact

Yakov Barinskiy

Head of M&A and Investor Relations

+7.499.709.0192

ir@qiwi.com

Varvara Kiseleva

Investor Relations

+7.499.709.0192

ir@qiwi.com